SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated October 26, 2014

MATERIAL FACT

With respect to the asset quality review (AQR) carried out by the European Central Bank and the European Banking Authority, Banco Santander hereby announces:

•	That such review, carried out with reference to December 2013, has affected 16 portfolios in 7 countries, accounting for more than 50% of the Group’s risk assets.

•	That the adjustment in Group Santander’s provision levels resulting from this review is immaterial, as it amounts to Euro 200 million, whilst the Group’s balance amounts to Euro 1.1 trillion. This adjustment represents an impact of 0.04 percentage points on Grupo Santander’s capital ratio. The non performing loan ratio of the reviewed portfolios increases 0.14 percentage points post-AQR, which shows that coverage is appropriate and that risks are correctly classified.

Furthermore, with respect to the stress test applied to all countries where the Group operates and which covers a three-year period (2014 – 2016) with two scenarios (base and adverse), the results were as follows:

•	As of December 31st 2016, Grupo Santander increases its capital ratio (CET1) by 1.6 percentage points in the base scenario, to 12%.

•	In the adverse scenario, the CET1 ratio drops 1.4 percentage points, to 9%. Such ratio is 3.5 percentage points above the required minimum, meaning that in this scenario, Grupo Santander would exceed the required capital amount by close to Euro 20,000 million.

Boadilla del Monte (Madrid), October 26, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 27, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President